                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------


                                 SYNTELLECT INC.
                                (Name of Issuer)

                           --------------------------


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                  87161-L-10-5
                                 (Cusip Number)
                           --------------------------

                                  NEIL SHAFRAN
                          80 TIVERTON COURT, SUITE 800
                        MARKHAM, ONTARIO, CANADA L3R 0G4
                                 (905) 946-3200
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 with copies to:
                                 BRIAN HOFFMANN
                                RICHARD D. PRITZ
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                           --------------------------


                                NOVEMBER 5, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



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CUSIP NO. 87161-L-10-5            13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON: Enghouse Systems Limited
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    13,877,098*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,708,720*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    13,877,098*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,708,720*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,585,818*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
*See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. 87161-L-10-5            13D
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON: Arizona Acquisition Corp.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    13,877,098*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,708,720*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    13,877,098*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,708,720*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,585,818*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
*See Item 5.

         This Statement on Schedule 13D is being filed in connection with the Agreement and Plan of Merger, dated as of November 5, 2002 (attached hereto as Exhibit 2, the "Merger Agreement"), among Enghouse Systems Limited, an Ontario corporation ("Enghouse"), Arizona Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Enghouse, and Syntellect Inc., a Delaware corporation ("Syntellect"). Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase all issued and outstanding shares of the common stock, $0.01 par value per share (the "Shares"), of Syntellect at a price of $0.72 per share (the "Offer Price"), net to the seller in cash. The Merger Agreement also provides that as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the merger contemplated by the Merger Agreement, the Purchaser will be merged with and into Syntellect (the "Merger"), with Syntellect surviving the Merger as a wholly owned subsidiary of Enghouse and each Share then outstanding (other than Shares held by Enghouse, the Purchaser, Syntellect, or any subsidiary of Enghouse or Syntellect, and other than Shares held by stockholders who properly exercise appraisal rights) being converted into the right to receive $0.72 per Share, without interest.

         In connection with the signing of the Merger Agreement, Enghouse and Syntellect also entered into the Stock Option Agreement, dated as of November 5, 2002 (attached hereto as Exhibit 3, the "Stock Option Agreement"), between Syntellect and Enghouse, pursuant to which Syntellect granted to Enghouse an option (the "Option") to purchase, at a purchase price of $0.72 per Share (subject to adjustment in certain circumstances), a number of newly issued Shares equal to 19.9% of Syntellect's then outstanding Shares.

         In connection with the signing of the Merger Agreement, Enghouse, Syntellect and affiliates of each of MCM Associates and Wynnefield Capital Management (major stockholders of Syntellect, the "Holders") also entered into the Tender and Voting Agreement, dated as of November 5, 2002 (attached hereto as Exhibit 4, the "Tender and Voting Agreement"). Pursuant to the Tender and Voting Agreement, each of the Holders agreed, among other things, to tender all of such stockholder's Shares in the Offer, and to grant Enghouse an irrevocable proxy with respect to the voting of such stockholder's Shares in favor of the Merger and against any competing transactions.

         On November 13, 2002, the Purchaser commenced the Offer.


ITEM 1.  SECURITY AND ISSUER.
         This Statement relates to shares of the common stock, $0.01 par value per share, of Syntellect Inc., a Delaware corporation. The principal executive offices of Syntellect are located at 16610 North Black Canyon Highway, Suite 100, Phoenix, Arizona 85053.


ITEM 2.  IDENTITY AND BACKGROUND.
         This Statement is being filed by Enghouse and the Purchaser. Information regarding Enghouse, the Purchaser and the name, citizenship, business address and principal occupation or employment for each of the directors and executive officers of Enghouse and the Purchaser is set forth in
Section 8 and Schedule I of the Offer to Purchase attached hereto as Exhibit 1 (the "Offer to Purchase") and is incorporated herein by reference.

         None of Enghouse, the Purchaser nor, to the best knowledge of Enghouse and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         The Tender and Voting Agreement relates to 1,708,720 Shares. It would require $1,230,278.40 to acquire such Shares. It is expected that the source of such funds would be Enghouse's cash on hand.

         The Stock Option Agreement relates to 2,262,461 Shares (based on 11,369,152 Shares outstanding as of November 4, 2002). It would require $1,628,971.92 to acquire such Shares. It is expected that the source of such funds would be Enghouse's cash on hand.

         Under Section 1.4 of the Merger Agreement, Syntellect granted the Purchaser an option, exercisable after successful completion of the Offer, to purchase from Syntellect such number of Shares as will result in the Purchaser owning 90.1% of the total number of Shares (or such lesser number of Shares which are available for issue under the Syntellect certificate of incorporation) at a price per Share equal to the Offer Price (the "Purchaser Option"). The maximum number of Shares which could be covered by the Purchaser Option (based on the Shares outstanding as of November 4, 2002) is approximately 13,630,848 Shares. It would require $9,814,210.56 to acquire such Shares. It is expected that the source of such funds would be Enghouse's cash on hand for the par value of such Shares ($136,308.48), and a promissory note issued by Enghouse for the remainder of the purchase price ($9,677,902.08).

         Enghouse used then available funds aggregating approximately $100,000 to acquire the 246,250 Shares now held.

         Section 9 of the Offer to Purchase is incorporated herein by reference.


ITEM 4.  PURPOSE OF THE TRANSACTION.
         Sections 11 and 12 and the Introduction of the Offer to Purchase are incorporated herein by reference. The descriptions of the Merger Agreement, the Stock Option Agreement and the Tender and Voting Agreement in the Offer to Purchase are qualified by reference to the texts of those Agreements, which are attached as Exhibits 2, 3 and 4, respectively hereto and are incorporated herein by reference.

         Except as set forth in this Item 4, none of Enghouse or the Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         (a)-(c). Enghouse presently owns 246,250 Shares and has sole voting and dispositive power over such shares. Enghouse may be deemed to share voting and dispositive power with respect to 1,708,720 Shares as a result of the execution of the Tender and Voting Agreement. Enghouse may be deemed to beneficially own 2,262,461 Shares as a result of the execution of the Stock Option Agreement and would have sole voting and dispositive power over such Shares if it exercises the Option and such Shares are issued. Enghouse may be deemed to beneficially own 13,630,848 Shares (the maximum number of Shares issuable under the Purchaser Option, assuming that no additional Shares are issued pursuant to the exercise of employee stock options or otherwise) as a result of the Purchaser Option and would have sole voting and dispositive power over such Shares if it exercised such option with respect to the maximum amount issuable thereunder and such shares were issued, however, the shares issuable on exercise of the Option under the Stock Option Agreement are mutually exclusive with the Shares issuable on exercise of the Purchaser Option. The Purchaser may be deemed to beneficially own the Shares beneficially owned by Enghouse. Enghouse and the Purchaser disclaim beneficial ownership of the Shares covered by the Tender and Voting Agreement, the Stock Option Agreement and the Purchaser Option.

         The aggregate number of Shares described in the foregoing paragraph is 15,585,818, constituting 62.3% of the outstanding Shares. This calculation is based on 11,369,152, outstanding Shares (as of November 4, 2002, as represented by Syntellect to the Purchaser and Enghouse) and 25,000,000 authorized Shares.

         (d)-(e). Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         The information set forth in Sections 8, 10 and 11 of the Offer to Purchase is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                 DESCRIPTION
-----------                 -----------

1.*          Offer to Purchase dated November 13, 2002

2.* Agreement and Plan of Merger, dated as of November 5, 2002, among Enghouse, the Purchaser and the Company

3.* Stock Option Agreement, dated as of November 5, 2002, among Enghouse and the Company

4.* Tender and Voting Agreement, dated as of November 5, 2002, among Enghouse, the Company, and the stockholders of the Company listed on Schedule A thereto

* Incorporated herein by reference to the Schedule TO-T filed by Enghouse and the Purchaser on November 13, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated:  November 13, 2002


                                    ENGHOUSE SYSTEMS LIMITED


                                    By:      /s/ Neil Shafran
                                         --------------------------------------
                                         Name:    Neil Shafran
                                         Title:   Executive Vice President
                                                  Corporate Development


                                    ARIZONA ACQUISITION CORP.


                                    By:     /s/ Neil Shafran
                                         --------------------------------------
                                         Name:    Neil Shafran
                                         Title:   Vice President

                                INDEX TO EXHIBITS


EXHIBIT NO.                 DESCRIPTION
-----------                 -----------

1.*        Offer to Purchase dated November 13, 2002

2.* Agreement and Plan of Merger, dated as of November 5, 2002, among Enghouse, the Purchaser and the Company

3.* Stock Option Agreement, dated as of November 5, 2002, among Enghouse and the Company

4.* Tender and Voting Agreement, dated as of November 5, 2002, among Enghouse, the Company, and the stockholders of the Company listed on Schedule A thereto

* Incorporated herein by reference to the Schedule TO-T filed by Enghouse and the Purchaser on November 13, 2002




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